Exhibit 99.1

NEWS RELEASE

Toronto, February 23, 2023

Franco-Nevada Update on the Suspension of Ore Processing at Cobre Panama

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) has been advised by its partner First Quantum Minerals Ltd. (“First Quantum”) that First Quantum’s subsidiary, Minera Panama, S.A. (“MPSA”), has suspended ore processing operations at the Cobre Panama mine. As previously announced, the Panama Maritime Authority (“AMP”) issued a resolution on January 26, 2023 requiring the suspension of concentrate loading operations at the Cobre Panama Port, Punta Rincón, until certification of the calibration of the scales by an accredited company had been initiated. Key updates as reported by First Quantum include:

●	MPSA believes it has complied with all requirements of the AMP resolution but copper concentrate loading operations are still not being permitted by the AMP
●	MPSA will begin a partial demobilization of its workforce and will take a systematic approach to reducing operations to ensure the safety of its workforce, prevent damage and degradation of equipment and preserve the integrity of the mine
●	If the AMP is to permit the recommencement of concentrate loading operations, MPSA could begin shipping concentrate and resuming operations at the mine within hours
●	Negotiations with the Government of Panama on a refreshed contract are continuing and First Quantum remains committed to achieving an outcome that will be to the benefit of all stakeholders and support the long-term operations of the Cobre Panama mine.

Please refer to First Quantum’s press release dated February 23, 2023 for further details.

Impact on Franco-Nevada

Franco-Nevada (Barbados) Corporation, a subsidiary of Franco-Nevada, holds two precious metal streams indexed to the copper-in-concentrate shipped by Cobre Panama. First Quantum’s 2023 guidance for uninterrupted production from Cobre Panama provided on January 16, 2023 was for 350kt to 380kt of copper production. This would translate into 131koz to 142koz of attributable GEO production to Franco-Nevada (calculating gold equivalence using $1,800/oz Au and $21.00/oz Ag prices).

Provided operations resume at Cobre Panama, the impact to Franco-Nevada of the suspension of operations should be limited to a deferral of revenue as the streams do not bear any associated carrying costs while operations are suspended.

Despite operations at the mine being suspended, Franco-Nevada remains highly profitable, continues to generate substantial cash flow, is debt-free, and has cash and working capital in excess of US$1 billion, an undrawn US$1 billion credit facility and limited financial commitments. Franco-Nevada remains in communication with First Quantum and will provide further updates as they are available.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the outcome of any discussions between the Government of Panama and the operator of the Cobre Panama mine and the remedies relating to and consequence of any actions taken by the Government of Panama or the operator of the Cobre Panama mine. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.